NEWS RELEASE

Monday, July 16, 2007

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

NEW COPPER-GOLD PORPHYRY ZONE DISCOVERED AT CABALLO BLANCO

Almaden Minerals Ltd. (“Almaden”; TSX:AMM; AMEX: AAU) is pleased to announce that geologic mapping and geochemical sampling has identified a new area of copper-gold mineralization associated with quartz stockwork and alteration on the Caballo Blanco property, Mexico. The new area is located two and one-half kilometres north of the Central Grid Zone, where porphyry copper-gold mineralization is known to occur. In April of 2007, Almaden optioned the Caballo Blanco project to Canadian Gold Hunter Corp. (“CGH”) which can earn a 70% interest in the project (see Almaden news release of April 17, 2007).

Twenty three rock samples (outcrop and float) were taken within an 800 by 400 meter area underlain by the quartz stockwork and alteration. These samples returned up to 1.5 g/t gold and 0.15% copper and averaged 0.18 g/t gold and 213 ppm copper. Five four-kilometer lines, spaced 400 meters apart, were surveyed with induced polarization (“IP”) and ground magnetics. Results from the IP geophysical survey show that the surface mineralization is associated with a large chargeability anomaly interpreted to represent significant disseminated sulphides. This chargeability anomaly, which appears to be largely buried, is two kilometres east-west by at least 1.5 kilometers north-south.

Soil samples were collected on 50-meter spacing along each line.  Sixteen consecutive soil samples over the surface showing  returned an average of 128 ppb gold (ranging from 41 to 400 ppb gold), 342 ppm copper (ranging from 57 to 1435 ppm copper) and 15 ppm molybdenum (ranging from 7 to 35 ppm molybdenum). The alteration and mineralization are interpreted to be representative of a high level of exposure in a porphyry copper-gold system. The Central Grid Zone, where past drilling identified copper-gold porphyry mineralization including an intersection in hole CB-04-01 of 56 metres grading 0.84 g/t gold and 0.34% copper (see Almaden press release dated June 1, 2005), occurs about 2.5 kilometres south of the new discovery. Almaden and CGH are jointly reviewing these new results and look forward to planning a follow-up program to advance this promising new mineralized area.

In addition to the copper-gold porphyry mineralization in the Central Grid Zone, the Caballo Blanco property covers two large areas of high sulphidation gold mineralization known as the Northern Zone and the Highway Zone. Extensive alteration typical of high sulphidation gold systems is associated with these two zones. Limited drilling in the Northern Zone, which is the highest priority target on the property, has intersected 108 metres grading 1.14 g/t gold in drill hole CB-05-03, 92.7 metres grading 1.0 g/t gold in CB-06-01 and 76 metres grading 1.70 g/t gold in CB-06-03 (Almaden news releases dated August 8, 2005 and August 10, 2006). This mineralization is hosted in explosive breccias with several events of superimposed silicification and alteration.

High sulphidation epithermal alteration and mineralization, such as that identified in the Northern and Highway Zones, has been shown elsewhere to be genetically related to copper-gold porphyry mineralization. Both styles of mineralization occur in volcanic environments with high sulphidation gold mineralization often grading into porphyry mineralization with depth. At Caballo Blanco porphyry mineralization is thought to be exposed in the Central Grid Area due to deeper erosion in this area than that in the Northern and Highway Zones. Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling. Morgan Poliquin, M.Sc., P. Eng., COO and a director of the Company, is the qualified person reviewing the technical information in this news release under the meaning of National Instrument 43-101. The analyses reported in this news release were conducted by ALS Chemex Laboratories of North Vancouver using industry standard fire assay, aqua regia and ICP techniques.

On Behalf of the Board of Directors

“Morgan Poliquin”

_________________________

Morgan Poliquin, M.Sc., P.Eng.

COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

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